UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2026

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

6 Ofra Haza Street ● Or Yehuda ● Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 3, 2026, AudioCodes Ltd. (the “Registrant” or the “Company”) issued a press release announcing financial results for the fourth quarter and full year periods ended December 31, 2025, a semi-annual cash dividend, and other matters. A copy of this press release is attached hereto as Exhibit 1 and incorporated by reference herein.

The information set forth in (a) the second, fifth and eighth paragraphs following the heading “Details,” the paragraphs following the heading “Share Buy Back Program” and the paragraphs following the heading “Cash Dividend,” and (b) the condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, File No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, File No. 333-105473; (iv) the Registrant’s Registration Statement on Form S-8, File No. 333-144825; (v) the Registrant’s Registration Statement on Form S-8, File No. 333-160330; (vi) the Registrant’s Registration Statement on Form S-8, File No. 333-170676; (vii) the Registrant’s Registration Statement on Form S-8, File No. 333-190437; (viii) the Registrant’s Registration Statement on Form S-8, File No. 333-210438; (ix) the Registrant’s Registration Statement on Form S-8, File No. 333-230388; and (x) the Registrant’s Registration Statement on Form S-8, File No. 333-264535.

Shai Levy, who had relocated to the United States as part of his employment at a different company, resigned his position as a director of the Company. His resignation will take effect immediately as of today.

EXHIBIT INDEX

Exhibit No.	Description
1	Press release, dated February 3, 2026, announcing financial results for the fourth quarter and full year periods ended December 31, 2025, declaration of semi-annual cash dividend, and other matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ NIRAN BARUCH
Niran Baruch
Vice President Finance and Chief Financial Officer

Dated: February 3, 2026

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